July 28, 2020




Bo James Howell, Esq.
Practus, LLP
6224 Turpin Hills Drive
Cincinnati, OH 45224


Re:    Waycross Independent Trust
       File Nos. 333-239562 and 811-23581

Dear Mr. Howell:

        On June 30, 2020, you filed on behalf of Waycross Independent Trust
(the    Trust   ) a
registration statement on Form N-1A under the Securities Act of 1933 (the
Securities Act   ) and
the Investment Company Act of 1940 (the    Investment Company Act   ) to
register shares of
Waycross Long/Short Equity Fund (the    Long/Short Fund   ) and Waycross
Focused Equity Fund
(the    Focused Fund   ) (each, a    Fund,    and together, the    Funds   ).
We have noted that, as
disclosed in your cover letter, Waycross Long/Short Equity Fund is a successor fund to
Waycross Long/Short Equity Fund, an existing series of the Ultimus Managers Trust. We have reviewed the registration statement, and have the following comments. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Also, in your cover letter you state that the Long/Short Fund will file a Schedule 14A either in July or August to discuss the reorganization. Please explain to us why the reorganization does not need to be registered as required by rule 145 of the Securities Act.

PROSPECTUS

Both Funds:

1. Since both Funds are new series of the Trust, please provide new legality opinions and related consents of counsel for each Fund, consistent with Staff Legal Bulletin No. 19 (CF), in a pre-effective amendment.
 Bo James Howell, Esq.
July 28, 2020
Page 2


Prospectus Summary     Fees and Expenses (Pages 1 and 7)

2.     In the    Shareholder Fees    section of the fee tables, please consider
disclosing    None    just
once in the amount column opposite    Shareholder Fees,    and omitting the
several other
individual line items that show    None.    See Instruction 1(c) to Item 3 of
Form N-1A.

3. Footnote (1) to the fee tables states that Management Fee reductions and expense
reimbursements by the Adviser    are subject to repayment by the Fund for a
period of 3 years
after such fees and expenses were incurred, provided that the repayments do not cause Total
Annual Fund Operating Expenses (exclusive of such reductions and reimbursements) to exceed
(i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time
the expenses to be repaid were incurred.    (Emphasis added.) Please revise the
bold
parenthetical in this disclosure to state    after the repayment is taken into
account.    Also, if the
Funds    expenses will not be reduced by waivers/reimbursements during the current year, please
delete the line item from the fee tables. See Instruction 3(e) to Item 3 of Form N-1A. Finally, please file copies of the fee waiver agreements as exhibits to the registration statement.

Prospectus Summary     Principal Risks (Pages 3 and 8)

4. Significant market events have occurred as a result of the COVID-19 pandemic. Please
consider whether the Funds    disclosures, including risk disclosures, should
be revised based on
how these events may affect the Funds and their investments. If the Funds believe that no additional disclosure is warranted, please explain to us supplementally why not.

Additional Information Regarding the Funds    Investment Objectives, Investment
Strategies and Related Risks (Page 11)

5. Please provide the information required by Item 9(b) of Form N-1A, including descriptions of how the Funds intend to achieve their investment objectives, the principal investment strategies of the Funds, and the particular type or types of securities in which the
Funds will principally invest. Please ensure that the principal strategies discussed in this section are summarized in the summary prospectus in response to Item 4(a) of Form N-1A.

6.      Please provide the information required by Item 9(c) of Form N-1A, including a
description of the principal risks to which the Funds    particular portfolios
as a whole are
expected to be subject and the circumstances reasonably likely to affect
adversely the Funds    net
asset value, yield, or total return. Please ensure that all principal risks discussed in this section are summarized in the summary prospectus in response to Item 4(b) of Form N-1A.

How to Redeem Shares     By Telephone (Page 18)

7. The second paragraph of this section states that shareholders may be charged a fee of $15 for outgoing wires when redeeming shares. Please add this fee to the fee tables for both Funds.
 Bo James Howell, Esq.
July 28, 2020
Page 3


Waycross Long/Short Equity Fund

Prospectus Summary     Principal Investment Strategies (Page 2)

8. The first paragraph of this section states that the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities traded in the U.S. Please explain to us whether investing in foreign or emerging market securities that trade in the U.S. is also a principal investment strategy of the Fund. If so, please disclose in this section, and provide corresponding risks if appropriate.

Waycross Focused Equity Fund

Prospectus Summary    Fees and Expenses (Page 7)

9. Please provide a completed fee table and Example as soon as possible. Also, since this is a new fund, please ensure that the Example provides information for only the one and three year periods. See Instruction 6(b) to Item 3 of Form N-1A.

Prospectus Summary     Investment Objective (Page 7)

10. This section states that the Fund seeks capital appreciation over a full market cycle.
Please provide a brief definition of a    full market cycle    in the
discussions of the Fund   s
principal investment strategies.

Prospectus Summary     Principal Investment Strategies (Page 8)

11. The first paragraph of this section states that the Fund may invest in securities of foreign companies. Please explain to us whether investing in emerging market securities is also a principal investment strategy of the Fund. If so, please disclose in this section, and provide corresponding risks if appropriate.

12. The first paragraph of this section also states that the Fund will hold 25 to 35 issues.
Please provide a corresponding risk regarding the Fund   s holdings of large
positions of a small
number of securities.

Performance Summary (Page 9)

13. In your response letter, please explain to us which broad measure of market performance
the Fund   s performance will be compared.
 Bo James Howell, Esq.
July 28, 2020
Page 4


Prior Performance of Similar Accounts Managed by the Adviser (Page 13)

14. The first sentence of the first paragraph in this section states in bold Prior Performance
of Focused Fund Similar Accounts.    In order to avoid confusion with the
performance of the
Focused Fund, please revise this sentence to state    Prior Performance of
Accounts Similar to the
Focused Fund,    or a similar heading.

15. The second sentence of the first paragraph defines the Waycross Focused Equity Strategy
Composite as the    Focused Strategy Composite.    In order to avoid confusion
with the
performance of the Focused Fund, please revise the    Focused Strategy
Composite    to the
   Strategy Composite,    or a similar term.

16. The second paragraph of this section states that the Strategy Composite consists of all accounts that the Adviser manages that are substantially similar to the Focused Fund. Please disclose whether the accounts referenced in this sentence are private accounts, investment companies, or a combination of the two.

17. The third paragraph of this section states that the returns of the Strategy Composite are
calculated net of any management fees payable to the Adviser,    and other
expenses for services
not covered by the Adviser   s management fee.    (Emphasis added.) Please
disclose that the
returns of the Strategy Composite are calculated net of all fees and expenses charged to the components of the Strategy Composite.

18. The third paragraph of this section states that, because the fees and expenses of the
Focused Fund are different from the fees and expenses of the accounts within the Strategy
Composite, the performance of the Strategy Composite may be lower if the fees and expenses of the Focused Fund had been applied to the accounts in the Strategy Composite. Please disclose whether the fees and expenses of the Focused Fund are higher or lower than those of the Strategy
Composite. If the Focused Fund fees and expenses are higher than those of the Strategy
Composite, please revise the disclosure to state that the performance of the Strategy Composite would be lower.

19. The fourth paragraph of this section states that not all of the accounts included in the
Strategy Composite are subject to certain investment limitations or restrictions that are imposed by the Investment Company Act and the Internal Revenue Code. Please disclose that these limitations and restrictions, if they had been applicable, may have adversely affected the performance results of the Strategy Composite.

20. In order to avoid confusion with the performance of the Focused Fund, please revise the
heading of the performance table in this section to state    Strategy Composite
Performance as of
March 31, 2020,    or a similar heading.
 Bo James Howell, Esq.
July 28, 2020
Page 5


21. Please supplementally represent to us that the Focused Fund has the records necessary to support the calculation of the performance, as required by rule 204-2(a)(16) under the Investment
Advisers Act of 1940.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions     Fundamental Restrictions

22. Concentration. This section states that each Fund will not invest more than 25% of its total assets in a particular industry, and that this limitation is not applicable to investments in obligations issued or guaranteed by state or municipal governments or their political subdivisions. Please revise this policy to state that it is not applicable to investments in tax-exempt obligations of state or municipal governments or their political subdivisions. See
Investment Company Act Release No. 9785 (May 31, 1977).

SIGNATURES

23.     The registration statement was signed by the Trust   s president and
one of its three
trustees. Please ensure that the Trust   s pre-effective amendment is signed by
the Trust   s
principal executive officer, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees. See Section 6(a) of the Securities Act.

                                       *******

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

       Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

       In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bo James Howell, Esq.
July 28, 2020
Page 6


        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.



Sincerely,

                                                                        /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel




cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief